SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

AV Homes, Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

00234P102
(CUSIP Number)

Clive Bode Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00234P102	13D	Page 2 of 10 Pages

1		NAMES OF REPORTING PERSONS TPG Advisors VI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,219,033 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,219,033 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,219,033 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 43.8% (See Items 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation assumes that there are a total of 23,340,971 shares of Common Stock (as defined herein) outstanding, which is the sum of (i) the 22,336,955 shares of Common Stock outstanding as of April 28, 2015 as reported on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on May 1, 2015 and (ii) the 1,004,016 shares of Common Stock issuable to TPG Aviator (as defined herein) upon the conversion of the Senior Convertible Notes (as defined herein).

CUSIP No. 00234P102	13D	Page 3 of 10 Pages

1		NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,219,033 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,219,033 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,219,033 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 43.8% (See Items 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there are a total of 23,340,971 shares of Common Stock outstanding, which is the sum of (i) the 22,336,955 shares of Common Stock outstanding as of April 28, 2015 as reported on the Issuer’s quarterly report on Form 10-Q filed with the Commission on May 1, 2015 and (ii) the 1,004,016 shares of Common Stock issuable to TPG Aviator upon the conversion of the Senior Convertible Notes.

CUSIP No. 00234P102	13D	Page 4 of 10 Pages

1		NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,219,033 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,219,033 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,219,033 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 43.8% (See Items 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there are a total of 23,340,971 shares of Common Stock outstanding, which is the sum of (i) the 22,336,955 shares of Common Stock outstanding as of April 28, 2015 as reported on the Issuer’s quarterly report on Form 10-Q filed with the Commission on May 1, 2015 and (ii) the 1,004,016 shares of Common Stock issuable to TPG Aviator upon the conversion of the Senior Convertible Notes.

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on June 28, 2013, as amended and supplemented by Amendment No. 1 filed on September 19, 2013 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.  Identity and Background

This Amendment amends and restates the second and third paragraphs of Item 2 of the Original Schedule 13D in their entirety as set forth below.

“Advisors VI is the general partner of TPG Aviator, which directly holds 9,215,017 shares of Common Stock (the “TPG Shares”) and $20,000,000 aggregate principal amount of the Issuer’s 6.00% Senior Convertible Notes due 2020 (the “Senior Convertible Notes” and, together with the TPG Shares and the shares of Common Stock into which the Senior Convertible Notes are convertible, the “TPG Securities”).

Messrs. Bonderman and Coulter are officers and sole stockholders of Advisors VI. Because of the relationship of Messrs. Bonderman and Coulter to Advisors VI, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the TPG Securities. Messrs. Bonderman and Coulter disclaim beneficial ownership of the TPG Securities except to the extent of their pecuniary interest therein.”

Item 3.  Source and Amount of Funds or Other Consideration

This Amendment amends and restates the second paragraph of Item 3 of the Original Schedule 13D in its entirety as set forth below.

“TPG Aviator entered into a Securities Purchase Agreement, dated as of June 17, 2015 (the “Notes Purchase Agreement”), the form of which is attached hereto as Exhibit 7, with the Issuer pursuant to which TPG Aviator purchased from the Issuer on June 23, 2015, and the Issuer issued, the Senior Convertible Notes for a purchase price of $20,000,000 (the “Notes Purchase Price”). The Notes Purchase Price was funded by equity contributions of the limited partners of TPG Aviator.

References to and the descriptions of the Securities Purchase Agreement and Notes Purchase Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Securities Purchase Agreement and form of Notes Purchase Agreement attached hereto as Exhibits 2 and 7 and incorporated herein by reference.”

Item 4.  Purpose of Transaction

This Amendment amends and restates the last two paragraphs of Item 4 of the Original Schedule 13D in their entirety as set forth below.

“Senior Convertible Notes

The Senior Convertible Notes are governed by a base indenture, dated as of February 4, 2011 (the “Base Indenture”), between the Issuer and Wilmington Trust, National Association, as trustee (the “Trustee”), as supplemented by the third supplemental indenture, dated as of June 23, 2015 (the “Supplemental Indenture”), among the Issuer, the certain subsidiaries of the Issuer named therein as subsidiary guarantors and the Trustee. The Indenture and Supplemental Indenture are attached hereto as Exhibits 8 and 9, respectively.

Pursuant to the terms of the Senior Convertible Notes, at any time or times on or after June 23, 2015 until the maturity date of July 1, 2020 (unless repurchased prior to that date), TPG Aviator is entitled to convert the principal amount of the Senior Convertible Notes, or any portion of the principal which is an integral multiple of $1,000, into shares of Common Stock at an initial conversion rate of 50.2008 shares of Common Stock per $1,000

Page 5 of 10 Pages

principal amount of Senior Convertible Notes. The initial conversion rate is subject to adjustment for certain corporate events.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

References to and descriptions of the Series A Certificate of Designation, Stockholders Agreement, Management Services Agreement, Letter Agreement, Indenture and Supplemental Indenture set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Series A Certificate of Designation, Stockholders Agreement, Management Services Agreement, Letter Agreement and Indenture, which have been filed as Exhibits 3, 4, 5, 6, 8 and 9 and are incorporated herein by this reference.

Item 5.  Interest in Securities of the Issuer

This Amendment amends and restates the second and third paragraphs of Item 5 of the Original Schedule 13D in their entirety as set forth below.

“(a)–(b) The following disclosure assumes that there are a total of 23,340,971 shares of Common Stock outstanding, which is the sum of (i) the 22,336,955 shares of Common Stock outstanding as of April 28, 2015 as reported on the Issuer’s quarterly report on Form 10-Q filed with the Commission on May 1, 2015 and (ii) the 1,004,016 shares of Common Stock issuable to TPG Aviator upon the conversion of the Senior Convertible Notes.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 10,219,033 shares of Common Stock, which constitutes approximately 43.8% of the outstanding Common Stock.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment amends and restates the second paragraph of Item 6 of the Original Schedule 13D in its entirety as set forth below.

“Except for the Securities Purchase Agreement, the Series A Certificate of Designation, the Stockholders Agreement, the Management Services Agreement and the Notes Purchase Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any

Page 6 of 10 Pages

securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.”

Item 7.  Material to Be Filed as Exhibits

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

1.	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).
2.	Securities Purchase Agreement by and among AV Homes, Inc. and TPG Aviator, L.P., dated as of June 19, 2013 (incorporated by reference to Exhibit 10.1 to AV Homes, Inc.’s Current Report on Form 8-K filed on June 20, 2013).
3.	Certificate of Designation of Series A Convertible Cumulative Redeemable Preferred Stock of AV Homes, Inc. (incorporated by reference to Exhibit 3.1 to AV Homes, Inc.’s Current Report on Form 8-K filed on June 20, 2013).
4.	Stockholders Agreement by and among TPG Aviator, L.P. and AV Homes, Inc., dated as of June 20, 2013 (incorporated by reference to Exhibit 10.2 to AV Homes, Inc.’s Current Report on Form 8-K filed on June 20, 2013).
5.	Management Services Agreement by and among AV Homes, Inc., Avatar Properties Inc. and TPG VI Management, LLC, dated as of June 20, 2013 (incorporated by reference to Exhibit 10.3 to AV Homes, Inc.’s Current Report on Form 8-K filed on June 20, 2013).
6.	Letter Agreement by and between AV Homes, Inc. and TPG Aviator, L.P., dated June 19, 2013 (incorporated by reference to Exhibit 10.5 to AV Home, Inc.’s Current Report on Form 8-K filed on June 20, 2013).
7.	Form of Securities Purchase Agreement by and among AV Homes, Inc. and the investor parties thereto, dated as of June 17, 2015 (incorporated by reference to Exhibit 10.1 to AV Homes, Inc.’s Current Report on Form 8-K filed on June 23, 2015).
8.	Indenture, dated as of February 4, 2011, between Avatar Holdings Inc. (now known as AV Homes, Inc.) and JPMorgan Chase Bank, National Association (predecessor-in-interest to Wilmington Trust, National Association), as trustee (incorporated by reference to Exhibit 4.1 to AV Homes, Inc.’s Current Report on Form 8-K filed on June 23, 2015).
9.	Third Supplemental Indenture, dated as of June 23, 2015 by and among AV Homes, Inc., the Subsidiary Guarantors named therein, and Wilmington Trust, National Association, as trustee, relating to the 6.00% Senior Convertible Notes due 2020 (incorporated by reference to Exhibit 4.2 to AV Homes, Inc.’s Current Report on Form 8-K filed on June 23, 2015).

Page 7 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 23, 2015

TPG Advisors VI, Inc.

By: /s/ Clive Bode
Name: Clive Bode Title: Vice President

David Bonderman

By: /s/ Clive Bode
Name: Clive Bode on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Clive Bode
Name: Clive Bode on behalf of James G. Coulter (2)

(1)	Clive Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Bonderman on June 22, 2015 (SEC File No. 005-87680).
(2)	Clive Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Coulter on June 22, 2015 (SEC File No. 005-87680).
Page 8 of 10 Pages

This Amendment amends and restates Schedule I of the Original Schedule 13D in its entirety as set forth below.

“Schedule I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Name	Title

David Bonderman	President
James G. Coulter	Senior Vice President
Clive Bode	Vice President, Secretary, Assistant Treasurer and Director
John E. Viola	Vice President, Treasurer and Director
Ronald Cami	Vice President
David C. Reintjes	Chief Compliance Officer and Assistant Secretary
Martin Davidson	Chief Accounting Officer
Steven A. Willmann	Assistant Treasurer”
Page 9 of 10 Pages

INDEX TO EXHIBITS

1.	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).
2.	Securities Purchase Agreement by and among AV Homes, Inc. and TPG Aviator, L.P., dated as of June 19, 2013 (incorporated by reference to Exhibit 10.1 to AV Homes, Inc.’s Current Report on Form 8-K filed on June 20, 2013).
3.	Certificate of Designation of Series A Convertible Cumulative Redeemable Preferred Stock of AV Homes, Inc. (incorporated by reference to Exhibit 3.1 to AV Homes, Inc.’s Current Report on Form 8-K filed on June 20, 2013).
4.	Stockholders Agreement by and among TPG Aviator, L.P. and AV Homes, Inc., dated as of June 20, 2013 (incorporated by reference to Exhibit 10.2 to AV Homes, Inc.’s Current Report on Form 8-K filed on June 20, 2013).
5.	Management Services Agreement by and among AV Homes, Inc., Avatar Properties Inc. and TPG VI Management, LLC, dated as of June 20, 2013 (incorporated by reference to Exhibit 10.3 to AV Homes, Inc.’s Current Report on Form 8-K filed on June 20, 2013).
6.	Letter Agreement by and between AV Homes, Inc. and TPG Aviator, L.P., dated June 19, 2013 (incorporated by reference to Exhibit 10.5 to AV Home, Inc.’s Current Report on Form 8-K filed on June 20, 2013).
7.	Form of Securities Purchase Agreement by and among AV Homes, Inc. and the investor parties thereto, dated as of June 17, 2015 (incorporated by reference to Exhibit 10.1 to AV Homes, Inc.’s Current Report on Form 8-K filed on June 23, 2015).
8.	Indenture, dated as of February 4, 2011, between Avatar Holdings Inc. (now known as AV Homes, Inc.) and JPMorgan Chase Bank, National Association (predecessor-in-interest to Wilmington Trust, National Association), as trustee (incorporated by reference to Exhibit 4.1 to AV Homes, Inc.’s Current Report on Form 8-K filed on June 23, 2015).
9.	Third Supplemental Indenture, dated as of June 23, 2015 by and among AV Homes, Inc., the Subsidiary Guarantors named therein, and Wilmington Trust, National Association, as trustee, relating to the 6.00% Senior Convertible Notes due 2020 (incorporated by reference to Exhibit 4.2 to AV Homes, Inc.’s Current Report on Form 8-K filed on June 23, 2015).

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